Zhejiang Kandi Vehicles Co.,Ltd

Budget Execution Form

report before 10th of each next month

unit：ten thousand RMB

month				this month			Notes
				plan	execution	accumulative total	
output							
cost							
increase(reduce) cost							
Account receivables (as financial statements)							
accounts payable (as financial statements)							
sales revenue (as financial statements)							
Cost of goods (as financial statements)							
Profit and loss (as financial statements)							
Balance amount at end of month(cash)							
operation income and expenses	cash inflow	sales revenue	cash sales				
			advance from customer				
			receivables recover				
		taxes return					
		interest income					
		others					
		total					
	cash outflow	Payment to suppliers	on cash				
			prepayment				
			pay the accounts payable due				
			discountof bank notes				
		salary,allowance,bonus					
		taxes expense					
		interest expense					
		Research and Development expense					
		others					
		financial expense					
		total					
net amount of operation income and expenses							
fixed assets	inflow	sale of fixed assets					
	outflow	purchase fixed assets	equipment cost				
			construction and installation cost				
net amount of fixed assets							
operation balance of this month							
financing	Loan from bank						
	debt repayment						
net amount of financial income and expenses							
balance of this month							

list of major programs：

person in charge： chart： auditor/date：

opinion	approver/date：

attach：（1）details of each program （2）list of major programs （3）person in charge ：(signature) （4）preparer: finance department